Exhibit 99.2

NEWS RELEASE

For Immediate Release

Xyratex Ltd and Baker Street Reach an Agreement

Vadim Perelman and Ken Traub to Join Xyratex Board of Directors

Havant, UK— April 2, 2013 — Xyratex Ltd (Nasdaq: XRTX) (“Xyratex”), a leading provider of data storage technology, and its largest shareholder, Baker Street Capital Management, LLC (“Baker Street”), jointly announced today that they have reached an agreement regarding, among other things, the composition of the board of directors of Xyratex (the “Board”).  Under the terms of the agreement two directors recommended by Baker Street, Vadim Perelman and Ken Traub, will join the Board.

Mr. Perelman has been appointed to the Board effective April 2, 2013 resulting in a seven-member Board.  Mr. Perelman will serve as a Class I director with a term expiring at the 2013 annual general meeting of shareholders, and he will be nominated for shareholder approval at Xyratex’s 2013 annual general meeting. Mr. Traub will be appointed to the Board promptly following Xyratex’s 2013 annual general meeting and will serve as a Class III director with a term expiring at the 2014 annual general meeting of shareholders.

Mr. Perelman is the managing member of Baker Street and brings to the Board investing and capital markets experience. Mr. Traub has extensive experience as a senior executive and director of public companies.

Under the terms of the agreement, Baker Street, which beneficially owns approximately 22.9% of the outstanding Xyratex common shares, has agreed to vote in favor of the Class I director nominees recommended by the Board and all other matters recommended for shareholder approval by the Board at Xyratex’s 2013 annual general meeting.  Baker Street has also agreed to certain standstill provisions.  Xyratex has agreed that the size of the Board will be set at seven directors after both Mr. Perelman and Mr. Traub join the Board.

“We are pleased that we were able to reach this agreement with Baker Street which we believe will help us enable Xyratex to realize its significant potential,” said Jonathan Brooks, Chairman of the Board. “We welcome Vadim and Ken to our Board and look forward to continuing to work constructively with them.”

Mr. Perelman added, “We are pleased to have worked successfully with Xyratex to reconstitute the Board and are confident that the change will be positive for Xyratex and its shareholders.  Ken and I are both looking forward to working constructively with the other members of the Board to serve the best interests of the company’s shareholders.”

The agreement between Xyratex and Baker Street will be attached as an exhibit to Xyratex’s Current Report on Form 6-K to be furnished to the Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or future financial performance and can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,”

“projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in Xyratex’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799).

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

Baker Street Capital Management, LLC

Vadim Perelman

Tel: (310) 246-0345

Email: vadim@bakerstreetcapital.com